EXHIBIT (a)(1)

18191 Von Karman Avenue Suite 300 Irvine, CA 92612 (949) 270-9200

The Board of Directors recommends that you REJECT the tender offer by Everest REIT Investors I, LLC and Everest REIT Investors II, LLC.
March 7, 2018

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Griffin-American Healthcare REIT III, Inc. (the “Company”) to notify you about an unsolicited third-party tender offer (the “Everest Offer”) being made for your shares of the Company’s common stock by Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (collectively, “Everest”) in what we believe is an opportunistic attempt to purchase your shares at a low share price. Everest is offering to purchase up to an aggregate of 1,000,000 shares of the Company’s common stock at a price of $6.50 per share (the “Shares”). This is not an offer from the Company. The Board of Directors recommends that you REJECT the tender offer by Everest and not tender your shares.

Securities and Exchange Commission (“SEC”) rules permit third parties, such as Everest, to distribute unsolicited tender offers to stockholders of public companies. However, in order to maintain the confidentiality of the Company’s stockholders, the Company has only provided the stockholder information used to mail the Everest Offer materials to a third-party financial printer that is unaffiliated with Everest. Therefore, Everest will not have access to any stockholder information unless the stockholder agrees to accept the tender offer by Everest. The cost of mailing out the Everest Offer materials will be paid by Everest and not by the Company.

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Everest Offer. As a result, the Board: (1) consulted with members of the Company’s management, Griffin-American Healthcare REIT III Advisor, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Everest Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that Everest is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The following are the material factors considered by the Board in evaluating the Everest Offer:

(i)
The Board believes that the Everest Offer represents an opportunistic attempt by Everest to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company’s common stock of the potential opportunity to realize the long-term value of their investment in the Company.

(ii)
Everest states that the Everest Offer is being made “for investment purposes and with a view of making a profit for itself.” To that end, Everest states that it arrived at the Everest Offer price by considering, among other things, “the discount to potential liquidation value that is acceptable to [Everest]” and its “desire to set an [o]ffer [p]rice that will be acceptable to some [stockholders] and will also enable [Everest] to make a profit by holding on to the Shares until the [Company] is liquidated.” Further, Everest states that it “determined the [o]ffer [p]rice pursuant to its own analysis” and “did not obtain current independent valuations or appraisals of the [Company’s] assets.” Therefore, Everest acknowledges that the offer price was established based on Everest’s objectives and not based on what is in the best financial interest of you and the other Company stockholders. Furthermore, the Board believes that Everest’s acknowledgement that it has not made an independent appraisal of the Shares or the Company’s properties and is not qualified to appraise real estate illustrates the inadequacy of its offer price.

(iii)
The Everest Offer price of $6.50 per share is approximately 30% lower than the Company’s most recent estimated net asset value (“NAV”) of $9.27 per share. Estimates of the Company’s per share NAV are prepared at least annually. On October 4, 2017, the Board determined the most recent estimated per share NAV of the Company’s common stock of $9.27 as of June 30, 2017 (the “Estimated NAV”). The Estimated NAV was determined by the Board after an independent third-party valuation firm conducted valuation analyses on the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of outstanding shares of common stock, all as of June 30, 2017. The valuation was performed in accordance with the methodology provided in Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013. For more information on the Estimated Value, including the assumptions, estimates and judgments used to determine the Estimated Value, see the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2017.

(iv)
Subject to conditions and limitations, the Company currently provides its stockholders with a liquidity option under the Company’s share repurchase plan that permits the Company’s stockholders to sell their Shares back to the Company. Following a one-year holding period, shares repurchased pursuant to the share repurchase plan are repurchased at a price between 92.5% and 100% of each stockholder’s repurchase amount, which repurchase amount is equal to the lesser of (a) the amount per share that a stockholder paid for their shares of the Company’s common stock, or (b) the most recent estimated value of one share of the Company’s common stock, as determined by the Board. For both the year ended December 31, 2017 and cumulative as of December 31, 2017, all share repurchase requests were honored and shares were repurchased at an average repurchase price of $8.96 per share and $9.15 per share, respectively, both of which are significantly higher than the Everest Offer price.

(v)
Everest has engaged an affiliated depositary for the Everest Offer. As a result, there is no independent third party holding funds for Everest for payment of the Everest Offer price that can independently verify that such funds are available for payment, and Everest may have access to the Shares tendered by stockholders before all conditions to the Everest Offer have been satisfied and tendering holders have been paid.

(vi)
There is no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in its offer. The Everest Offer does not initially expire until March 30, 2018, and this date may be extended by Everest, subject to compliance with applicable securities laws, in its sole discretion.

(vii)
Everest expressly reserves the right to amend the terms of the Everest Offer, including by decreasing the $6.50 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the Everest Offer expires.

In summary, we believe the Everest Offer represents an attempt by Everest to catch current stockholders of the Company off-guard and acquire the Shares at a discounted price in order for Everest to make a profit and, as a result, deprive the stockholders that tender their shares of the Company’s common stock of the potential long-term value of the Shares. As provided by Everest in the Everest Offer, stockholders who tender their shares of the Company’s common stock will assign their right to receive distributions that are paid after March 30, 2018. The Company currently pays distributions at an annualized distribution rate of $0.60 per share. While there are no guarantees of future distributions or a liquidity event by the Company and there can be no certainty regarding the long-term value of the Company’s common stock because the value is dependent on a number of factors, stockholders who tender their shares pursuant to the Everest Offer would give up their rights to any distributions after March 30, 2018 as well as their rights to receive any proceeds from any liquidity event that may be considered in the future by the Company.

In light of the foregoing factors, the Board recommends that the Company’s stockholders reject the Everest Offer. Each stockholder must independently evaluate whether to tender its shares of the Company’s common stock to Everest pursuant to the Everest Offer. Enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on March 7, 2018 (the “Schedule 14D-9”) in response to the Everest Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.

Please note that none of the Company’s directors or executive officers who own shares intends to tender them in Everest’s offer.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the Everest Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Everest Offer documents sent to you by Everest, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Schedule 14D-9 that the Company filed with the SEC on March 7, 2018, and consult with your own financial, tax and other advisors in evaluating the Everest Offer before deciding whether to tender your shares of the Company’s common stock.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

To REJECT the Everest Offer, simply IGNORE IT; you do not need to respond to anything. To accept the Everest Offer, follow the instructions in the Everest Offer materials. If you have already agreed to tender your shares pursuant to the Everest Offer, you may withdraw your acceptance of the Everest Offer by notifying Everest at any time prior to the termination of the Everest Offer.

Should you have any questions or need further information about your options, please feel free to contact Griffin-American Healthcare REIT III, Inc., 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, Attention: Investor Services (telephone number: (888) 926-2688).

Sincerely,
/s/ Jeffrey T. Hanson
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to:  changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; changes in interest and foreign currency exchange rates; competition in the real estate industry; the supply and demand for operating properties in the Company’s proposed market areas; changes in accounting principles generally accepted in the United States of America, policies and guidelines applicable to real estate investment trusts; the availability of capital and debt financing; and the Company’s ongoing relationship with its co-sponsors and their affiliates.